

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Mary Szela
Chief Executive Officer
TriSalus Life Sciences, Inc.
6272 W. 91st Ave.
Westminster, Colorado 80031

>   **Re: TriSalus Life Sciences, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 1, 2023**
>   **File No. 333-274292**

Dear Mary Szela:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed September 1, 2023

Cover Page

1.   We note your disclosure of the purchase price for certain securities being registered for resale. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Prospectus Summary, page 1

2.   Here and in your risk factors, use of proceeds and management's discussion and analysis, and elsewhere where you address your recent trading prices as compared to the warrant exercise price, please revise to clarify that your warrants are out of the money and it is unlikely that warrant holders would exercise your warrants while the trading price is below the warrant exercise price. In addition, we note that your disclosure does not

present a clear view of your liquidity expectations. We note, for example:

- Disclosure in the liquidity discussion on pages 76-77, wherein you state, "We believe that the proceeds from the Business Combination and [the July 2023] exercise of warrants should be sufficient to fund our operations through key data read-outs expected in mid-2024. However, unless we are able to raise additional capital, we do not currently expect that our existing cash and cash equivalents, including cash received in connection with the Business Combination will be sufficient to fund our projected liquidity requirements for the next 12 months, creating substantial doubt about our ability to continue as a going concern."
- The liquidity discussion refers to the section addressing "Funding Requirements," wherein you state, "We will likely require additional capital in the near term in order to continue to fund our operations through equity or debt financings, partnerships, collaborations, or other sources which may not be available on a timely basis, on favorable terms, or at all, and such capital, if obtained, may not be sufficient to enable us to continue to implement our long-term business strategy."

Please revise your cover page, summary, risk factors, use of proceeds, and MD&A to clarify the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. To the extent you have not done so, highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Risk Factors
Sales of our Common Stock and/or Warrants or the perception of such sales, by us or the selling securityholders pursuant to this prospectus, page 57

4. We note the risk factor on page 59 addressing the potential negative pressure potential sales by the selling securityholders may have on your security prices. Please revise the risk factor to state the purchase price the various selling security holders paid for their securities being registered for resale, in addition to the price paid originally for the Founder Shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

5.   We note that the projected revenues for 2023 were $19.2 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2023 was approximately $7.6 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Liquidity and capital Resources, page 75

6.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination.

7.   We note your disclosure that this offering involves the potential sale of a substantial portion of shares for resale and that such sales could impact the market price of the company's common stock. Please expand your disclosure to highlight the fact that a number of beneficial owners of more than 5% will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. In providing this disclosure, please include the number of beneficial owners of more than 5% of your shares that are participating in the offering.

General

8.   Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

• To the extent applicable, revise the risk factors and other areas of the document to clarify the current stage of clinical development for your product candidates, and whether you have made any determination with respect to seeking expedited approval pathways or orphan drug status (pages 13, 29-31, 96 and 98-103). We note the product pipeline in the investor presentation submitted with your Form 8-K filed September 1, 2023, does not correspond with the disclosure on page 98;
• Update the disclosure regarding the CARES Act, and the status of related legislation (pages 35-36);
• Update the status of your patents and patent applications, which currently are stated as of July 16, 2023, and your progress in notifying certain foreign patent offices of

your ownership of foreign patent rights related to SD-101 (pages 44-45 and 48 and 110-113);

- Update the disclosure regarding the impact of new tax laws and management's remediation plans regarding the material weaknesses in your internal controls (page 55);
- Update the risk factors related to the market for your securities and price volatility (page 56);
- Revise to clarify that your warrants are exercisable (page 59);
- Revise the risk factors to clarify that your current charter contains an exclusive forum provision, rather than it "will provide" that federal district courts will be the sole and exclusive forum (page 62);
- Update the recent developments on page 68; and
- Please update the status of the transactions described in "Certain Relationships and Related Party Transactions," beginning on page 155, to the extent the transactions do not reflect the effects of the business combination.

9. Please revise the first paragraph on the cover page, and the prospectus generally, to remove the registration of these private placement shares:

- "up to 4,933,333 shares of Common Stock that are issuable upon the exercise of 4,933,333 warrants (the "Private Placement Warrants") held by MedTech Acquisition Sponsor LLC, a Delaware limited liability company (the "Sponsor"), originally issued in a private placement in connection with the initial public offering of MedTech Acquisition Corporation ("MTAC")," and
- "up to 1,000,000 shares of Common Stock that are issuable upon the exercise of 1,000,000 conversion warrants issuable upon the conversion of the promissory note issued by MTAC to the Sponsor for working capital requirements and payment of certain expenses in connection with a potential business combination transaction (the "Conversion Warrants" . . .)."

For guidance, please refer to Securities Act Section 5 Compliance and Disclosure Interpretation ("C&DI) 139.09.

10. The company seeks to register "(c) up to 15,575,001 shares of Common Stock issued pursuant to that Agreement and Plan of Merger, dated as of November 11, 2022, as amended on April 4, 2023, May 13, 2023 and July 5, 2023, by and among MTAC, MTAC Merger Sub, Inc. and TriSalus Operating Life Sciences, Inc. ('Legacy TriSalus') to certain former equityholders of Legacy TriSalus," as noted in the second paragraph on the cover page. As TriSalus merged into the SPAC merger subsidiary, these affiliates are deemed to be underwriters, and must set a price at which the shares will be sold pursuant to the prospectus. Refer to Securities Act Rule 145(c). Please revise the prospectus accordingly.

11. We note the disclosure on page 167 regarding the "number of PIPE shares *registered for sale to* each Selling Shareholder holding Series A Convertible Preferred stock." As you

are not registering the sale to each Selling Shareholder, please revise this disclosure to be consistent with the cover page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Matt Browne, Esq.